SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS FALL 20% TO €319M DUE TO
LOWER FARES, HIGHER FUEL & PILOT COSTS.

FULL YEAR GUIDANCE UNCHANGED AT €1.25BN - €1.35BN

Ryanair today (23 July) reported a 20% fall in Q1 profits to €319m (excl. exceptionals).  Strong traffic growth (up 7%), overcapacity in Europe, and the earlier timing of Easter led to a 4% decline in ave. fares. Higher fuel and staff costs offset strong ancillary revenue growth in the quarter.

Q1 Results (IFRS)	June 30, 2017	June 30, 2018	% Change
Guests (m)	35.0	37.6	+7%
Revenue (m)	€1,910	€2,079	+9%
Profit after Tax (m)*	€397	€319	-20%
Net Margin	21%	15%	-6%
Basic EPS (euro cent)	32.66	26.62	-18%
      * Excl. exceptional: 24.9% (€9m) share of Associate LaudaMotion Q1 loss.

Ryanair's Michael O'Leary said:

"As previously guided, Q1 PAT fell by 20% to €319m due to lower fares, the absence of half of Easter in the quarter, higher oil prices and pilot costs.  Traffic grew 7% to 37.6m, despite over 2,500 flight cancellations caused by ATC staff shortages and ATC strikes. Ryanair's lower fares delivered an industry leading 96% load factor.

Q1 highlights include:

-     Traffic grew 7% to 37.6m (LF 96%)
-     Ave. fare fell 4% to €38.68
-     Ancillary revenue rose 25%
-     Ryanair Sun launched its summer charter programme in Poland
-     €265m returned to shareholders via buybacks

Revenues:
We took delivery of 14 B737s in Q1 (bringing our fleet to over 440 units) and launched 239 new routes for S.2018.  Bookings are slightly ahead of last year, but at lower fares.  We continue to see overcapacity in the European market, with Germany in particular very price competitive this summer.  Q1 fares fell 4% to under €39 and we expect this weaker pricing environment (due to the World Cup, the Northern European heat wave and customer uncertainty about pilot strikes) to continue.  Our investment in Labs and AGB continues to drive improvements in ancillary revenue to 30% of total revenue in Q1.  Key drivers of this growth was improved conversion of reserved seating and priority boarding services.  Ryanair's digital platform now has over 1bn visits p.a. and continues to grow.

Costs:
Ryanair has significantly lower costs per passenger than our competitors.  Fuel prices have risen substantially from $50pbl at this time last year to almost $80pbl in Q1.  While we are 90% hedged at $58pbl our unhedged balance will see our full year fuel bill increase by at least €430m (incl. additional volumes).  We recently hedged 35% of H1 FY20 at $69pbl.  Q1 staff costs increased by 34% primarily due to pilot 20% pay increases, 9% more flight hours and a 3% general pay increase for our non-flight staff.  EU-261 "right-to-care" costs jumped 40% in Q1 due to over 2,500 ATC flight cancellations in Q1.  For the remainder of FY19, we will continue to invest in our people, our systems, and our business as we scale up to take delivery of 210 MAX-200s ("Gamechangers"). These aircraft have 4% more seats and 16% lower fuel cost, and we expect them to deliver material unit cost reductions from FY21 onward when we start to retire older B737-800s.

Balance Sheet:
Our operations continue to be strongly cash generative.  Capex of €460m and shareholder distributions of €265m in the quarter were financed from strong cash flows while still cutting net debt from €283m in March to €259m at end June.  Our €750m share buyback programme is 70% complete, at an average price of €15.90.  When complete later this year, we will have returned over €6bn to our shareholders since 2008.

ATC Staff Shortages & Strikes:
Repeated ATC staff shortages (mainly in UK, Germany & Greece) and strikes (France) are causing widespread damage to airline schedules this summer.  French ATC, the worst offenders, went on strike for 9 of the 13 weekends during April, May and June leading to thousands of cancelled flights.  Ryanair cancelled over 2,500 flights (approx. 450,000 guests) in Q1, with a loss of higher yielding weekend traffic, and a steep rise in EU261 "right-to-care" costs. Punctuality was severely damaged (with only 75% of Q1 flights on-time compared to 89% last year).  Ryanair and other airlines have initiated legal action against the French Government to keep Europe's skies open during these unacceptably frequent French ATC disruptions.  Ryanair and A4E (Airlines for Europe) are campaigning for the European Commission to take control of the upper air space so that overflights, at least, are not disrupted during national ATC strikes.  This does not remove the "right to strike" but does confine more of the impact of strikes to the actual country where the strike occurs (i.e. France).  Regrettably, the European Commission remains slow to act on these measures and we call again on the EU to act decisively to minimise the impact of ATC disruptions to EU consumers and their families this summer.

Higher Fuel Prices & Consolidation:
With fuel at $80pbl (up from $50pbl last year), some weaker, unhedged, European airlines are suffering a significant cash flow squeeze and/or are close to breaching debt covenants.  We expect this will lead to further airline failures and consolidation this winter, which will provide growth opportunities, hopefully at stronger yields for Ryanair's low fares/low cost model.

Strikes:
In recent months we implemented a series of initiatives to make Ryanair more attractive to pilots and cabin crew, including (a) a 20% pay increase under 5-year pay agreements which makes our pilots significantly better paid than competitor (Norwegian & Jet2) B737 pilots; (b) we cut training/bonding costs for new pilot and cabin crew recruits; (c) we facilitated over 700 pilot transfers to their preferred base; (d) we invested heavily in new simulators and in house training capacity; and, (e) we announced we would recognise trade unions.

Despite signing pilot and cabin crew union recognition agreements in our major markets (the UK and Italy, and a recent agreement in Germany for cabin crew), progress has been slower in smaller markets where competitor pilots are impeding both progress and process.  We suffered 2 unnecessary strikes by a small minority (25%) of Irish based pilots in July (with a 3rd strike threatened for 24 July).  Cabin crew have also threatened strikes in Spain, Portugal, and Belgium on 25 & 26 July.  We have minimised the impact of these strikes on customers by cancelling a small proportion of our flight schedule, well in advance of the day of travel, to allow our customers to switch flights or apply for full refunds. While we continue to actively engage with pilot and cabin crew unions across Europe, we expect further strikes over the peak summer period as we are not prepared to concede to unreasonable demands that will compromise either our low fares or our highly efficient model.

If these unnecessary strikes continue to damage customer confidence and forward prices/yields in certain country markets then we will have to review our winter schedule, which may lead to fleet reductions at disrupted bases and job losses in markets where competitor employees are interfering in our negotiations with our people and their unions. We cannot allow our customers flights to be unnecessarily disrupted by a tiny minority of pilots.

Brexit:
We remain concerned by the danger of a hard ("no-deal") Brexit in March 2019.  While there is a view that a 21-month transition agreement from March 2019 to December 2020 will be implemented (and extended), recent events in the UK political sphere have added to this uncertainty, and we believe that the risk of a hard Brexit is being underestimated.  It is likely that in the event of a hard Brexit our UK shareholders will be treated as non-EU.  We may be forced to restrict the voting rights of all non-EU shareholders in the event of a hard Brexit, to ensure that Ryanair remains majority owned and controlled by EU shareholders.  We have applied for a UK AOC to protect our domestic UK routes and hope to receive it before the end of 2018.

Guidance:
We continue to guide FY19 PAT in a range of €1.25bn to €1.35bn.  While Q1 fares were marginally stronger than previously expected, the recent weaker fare environment and the expected impact of crew strikes on forward pricing mean that Q2 fares will only rise by approx. 1% (previously guided +4%).  With almost zero H2 visibility, our H2 guidance of broadly flat fares remains unchanged at this time.  Ancillary revenue continues to perform well but will not offset a €430m higher fuel bill or a 6% increase in ex-fuel unit costs.

This guidance is heavily dependent on close-in Q2 fares, crew strikes, continuing ATC staff shortages/strikes, the absence of unforeseen security events and no negative Brexit developments.

Exceptional: LaudaMotion:
LaudaMotion is not included in this guidance.  We hope to increase our investment from 24.9% to 75% over the coming weeks having just received EU competition approval to do so. However, current trading for LaudaMotion has been adversely impacted by lower than expected S.2018 fares due to the late release of LaudaMotion schedules, and considerable damage caused by Lufthansa who have refused to pay invoices, delivered 9 instead of 14 aircraft at lease rates that are substantially above market rates, and recently attempted to trigger a contract termination so it could give these aircraft to a competitor airline, Eurowings, in a clear breach of Lufthansa's competition commitments to the EU following its purchase of Air Berlin. In addition, LaudaMotion faces substantial cost headwinds especially in fuel, where it is unhedged and exposed to recent higher oil prices of close to $80pbl. We now expect LaudaMotion will lose approx. €150m in its first very difficult year, but these results will improve substantially to break even by year 3 of operations."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 139m guests p.a. on more than 2,000 daily flights from 86 bases, connecting over 200 destinations in 37 states on a fleet of over 450 Boeing 737 aircraft, with a further 210 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 14,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and extending an industry leading 33 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at June 30, 2018 (unaudited)
		At Jun 30,	At Mar 31,
		2018	2018
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,428.0	8,123.4
Intangible assets Investment in associate	11	46.8 5.7	46.8 -
Derivative financial instruments		85.8	2.6
Total non-current assets		8,566.3	8,172.8

Current assets
Inventories		3.9	3.7
Other assets		213.6	235.5
Trade receivables		37.0	57.6
Derivative financial instruments		338.1	212.1
Restricted cash		34.6	34.6
Financial assets: cash > 3 months		2,246.1	2,130.5
Cash and cash equivalents		1,354.4	1,515.0
Total current assets		4,227.7	4,189.0

Total assets		12,794.0	12,361.8

Current liabilities
Trade payables		344.1	249.6
Accrued expenses and other liabilities		2,901.8	2,502.2
Current maturities of debt		432.0	434.6
Derivative financial instruments		25.1	190.5
Current tax		67.2	36.0
Total current liabilities		3,770.2	3,412.9

Non-current liabilities
Provisions		134.4	138.1
Derivative financial instruments		115.7	415.5
Deferred tax		481.6	395.2
Other creditors		1.8	2.8
Non-current maturities of debt		3,462.5	3,528.4
Total non-current liabilities		4,196.0	4,480.0

Shareholders' equity
Issued share capital	13	6.9	7.0
Share premium account		719.4	719.4
Other undenominated capital	13	3.1	3.0
Retained earnings	13	3,847.4	4,077.9
Other reserves		251.0	(338.4)
Shareholders' equity		4,827.8	4,468.9

Total liabilities and shareholders' equity		12,794.0	12,361.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2018 (unaudited)

			Pre-
			Exceptional	Exceptional
			Results	Items	IFRS	IFRS
			Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
			Jun 30,	Jun 30,	Jun 30,	Jun 30,
		Change*	2018	2018	2018	2017
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+3%	1,454.0	-	1,454.0	1,409.3
Ancillary revenues		+25%	624.9	-	624.9	501.0
Total operating revenues - continuing operations		+9%	2078.9	-	2,078.9	1,910.3

Operating expenses
Fuel and oil		+23%	630.9	-	630.9	513.0
Airport and handling charges		+5%	280.1	-	280.1	267.0
Staff costs		+34%	244.9	-	244.9	182.4
Route charges		+4%	198.4	-	198.4	191.0
Depreciation		+13%	157.2	-	157.2	139.0
Marketing, distribution and other		+29%	129.7	-	129.7	100.6
Maintenance, materials and repairs		+37%	49.3	-	49.3	35.9
Aircraft rentals		-16%	17.9	-	17.9	21.2
Total operating expenses		+18%	1,708.4	-	1,708.4	1,450.1

Operating profit - continuing operations		-19%	370.5	-	370.5	460.2

Other (expense)/income
Net finance expense Share of Associate losses		-3% -	(16.7) -	(9.3)	(16.7) (9.3)	(17.2) -
Foreign exchange gain/(loss)		+29%	0.9	-	0.9	0.7
Total other (expense)/income		-4%	(15.8)	(9.3)	(25.1)	(16.5)

Profit before tax		-20%	354.7	(9.3)	345.4	443.7

Tax expense on profit	4	-22%	(36.2)	-	(36.2)	(46.6)

Profit for the quarter - all attributable to equity holders of parent		-20%	318.5	(9.3)	309.2	397.1

Earnings per ordinary share (€)
Basic	9	-18%			0.2662	0.3266
Diluted	9	-19%			0.2637	0.3238
Weighted average no. of ordinary shares (in Ms)
Basic	9				1,161.6	1,216.0
Diluted	9				1,172.5	1,226.4

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-exceptional results for FY19.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2018 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2018	2017
	€M	€M

Profit for the quarter	309.2	397.1

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	586.9	(349.6)

Other comprehensive income/(loss) for the quarter, net of income tax	586.9	(349.6)

Total comprehensive income for the quarter - all attributable to equity holders of parent	896.1	47.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2018 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2018	2017
	Note	€M	€M
Operating activities
Profit after tax		309.2	397.1

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		157.2	139.0
(Increase) in inventories		(0.2)	(0.2)
Tax expense on profit		36.2	46.6
Share based payments		2.5	1.5
Decrease/(increase) in trade receivables		20.6	(6.9)
Decrease in other current assets		21.9	25.1
Increase in trade payables		94.5	29.9
Increase in accrued expenses		131.4	102.2
(Decrease) in other creditors		(1.0)	(5.0)
(Decrease)/increase in provisions		(3.7)	4.3
Net finance expense Share of equity accounted investment's loss		(6.2) 9.3	(7.5) -
Income tax paid		(3.0)	-
Net cash provided by operating activities		768.7	726.1

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(461.8)	(392.6)
(Increase) in financial assets: cash > 3 months		(115.6)	(236.1)
Investment in associate		(15.0)	-
Net cash (used in) investing activities		(592.4)	(628.7)

Financing activities
Shareholder returns Repayments of long term borrowings	13	(265.2) (71.7)	(204.1) (83.0)
Net cash (used in) financing activities		(336.9)	(287.1)

(Decrease) in cash and cash equivalents		(160.6)	(189.7)
Cash and cash equivalents at beginning of the period		1,515.0	1,224.0
Cash and cash equivalents at end of the period		1,354.4	1,034.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2018 (unaudited)
						Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	221.9	14.9	4,423.0
Profit for the year	-	-	-	1,450.2	-	-	-	1,450.2
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(581.6)	-	(581.6)
Total other comprehensive income	-	-	-	-	-	(581.6)	-	(581.6)
Total comprehensive income	-	-	-	1,450.2	-	(581.6)	-	868.6
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	6.4	6.4
Repurchase of ordinary equity shares	-	-	-	(829.1)	-	-	-	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	-	-	0.3	-	-	-
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)				(274.5)				(274.5)
Adjusted balance at March 31, 2018	1,171.2	7.0	719.4	3,803.4	3.0	(359.7)	21.3	4,194.4
Profit for the quarter	-	-	-	309.2	-	-	-	309.2
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	586.9	-	586.9
Total other comprehensive income	-	-	-	-	-	586.9	-	586.9
Total comprehensive income	-	-	-	309.2	-	586.9	-	896.1
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	2.5	2.5
Repurchase of ordinary equity shares	-	-	-	(265.2)	-	-	-	(265.2)
Cancellation of repurchased ordinary shares	(16.6)	(0.1)	-	-	0.1	-	-	-
Balance at June 30, 2018	1,154.6	6.9	719.4	3,847.4	3.1	227.2	23.8	4,827.8

Ryanair Holdings plc and Subsidiaries

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.  A reconciliation of the results for the quarter under IFRS to the adjusted results is provided in note 8 of this financial report.

The exceptional item in the quarter ended June 30, 2018 comprised the share in associate losses of €9.3M.

MD&A Quarter Ended June 30, 2018

Income Statement

Scheduled revenues:
Scheduled revenues increased by 3% to €1,454.0M due to 7% traffic growth (to 37.6M) offset by a 4% reduction in average fares to under €39.

Ancillary revenues:
Ancillary revenues rose by 25% to €624.9M due to 7% traffic growth, improved uptake of reserved seating and priority boarding services and the positive timing of revenue recognition on certain fees (approx. €25M) following the transition to IFRS 15.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 23% to €630.9M due to a 9% increase in block hours, higher fuel prices and a 300% increase in the cost of carbon credits.

Airport and handling charges:
Airport and handling charges increased by 5% to €280.1M, below the 7% traffic growth.

Staff costs:
Staff costs increased 34% to €244.9M due to the pilot 20% pay increases annualising, 9% more hours and a 3% pay increase for non-flight-staff awarded in April 2018 offset by weaker sterling.

Route charges:
Route charges rose 4% to €198.4M due to the 7% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 13% higher at €157.2M due to 50 (+14%) more owned aircraft in the fleet at period end (2018: 414 / 2017: 364).

Marketing, distribution and other:
Marketing, distribution and other rose 29% to €129.7M.  EU261 "right to care" costs increased by 40% due to over 2,500 ATC related flight cancellations in the quarter and the higher propensity of passengers to claim compensation.  Marketing and distribution costs were in line with the growth in passenger numbers.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 37% to €49.3M due to higher scheduled engine maintenance costs due to the ageing fleet and the timing of lease handbacks.

Aircraft rentals:
Aircraft rentals fell by 16% to €17.9M due to the smaller leased fleet. (2018: 30 / 2017: 33)

Unit costs rose by 10% (excluding fuel they increased by 7%).

Net finance expense:
Net finance expense decreased by 3% to €16.7M primarily due to lower interest rates and repayments of debt.

Balance sheet:
Gross cash fell by €45.0M to €3,635.1M at June 30, 2018.
Gross debt fell by €68.5M to €3,894.5M due to debt repayments.
€768.7M net cash was generated by operating activities. Capital expenditure was €461.8M and shareholder returns amounted to €265.2M.
Net debt was €259.4M at period end.  (March 2018: €282.9M).

Shareholders' equity:
Shareholders' equity increased by €358.9M to €4,827.8M in the period due to IFRS hedge accounting treatment for derivatives of €586.9M and net profit after tax of €309.2M, offset by €265.2M of shareholder returns and the IFRS 15 transition adjustment of €274.5M to opening reserves.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2018 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2017 Annual Report for the year ended March 31, 2017, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2018, are available at http://investor.ryanair.com/.

The June 30, 2018 figures and the June 30, 2017 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2017, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the quarter ended June 30, 2018 on July 20, 2018.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for Investment in associates (see Note 11)

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies.  The Company's investment in its associate is accounted for using the equity method.  The consolidated income statement reflects the Company's share of profit/losses after tax of the associate.  Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company's share of net assets, less any impairment in value.  If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company's share of equity accounted investments results in the consolidated income statement.  If the Company's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2018 and therefore have been applied by the Group for the first time in these condensed consolidated interim financial statements;

●  IFRS 15: "Revenue from Contracts with Customers including Amendments to IFRS 15" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●  IFRS 9: "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●  Clarifications to IFRS 15: "Revenue from Contracts with Customers (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●  Amendments to IFRS 2: "Classification and Measurement of Share Based Payment Transactions" (effective for fiscal periods beginning on or after January 1, 2018)

●  Amendments to IFRS 4: Applying IFRS 9 "Financial Instruments" with IFRS 4: "Insurance Contracts" (effective for fiscal periods beginning on or after January 1, 2018)

●  Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

●  IFRIC Interpretation 22: "Foreign Currency Transactions and Advance Consideration" (effective for fiscal periods beginning on or after January 1, 2018)

●  Amendments to IAS 40: "Transfers of Investment Property" (effective for fiscal periods beginning on or after January 1, 2018)

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are as flagged.  A more detailed transitional impact for IFRS 16 is included below.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●  IFRS 16: "Leases" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●  IFRIC 23: "Uncertainty over Income Tax Treatments" (effective for fiscal periods beginning on or after January 1, 2019)*

●  Amendments to IFRS 9: "Prepayment Features with Negative Compensation" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●  Amendments to IAS 28: "Long-term interests in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2019)*

●  Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)*

●  Amendments to IAS 19: "Plan Amendment, Curtailment or Settlement" (effective for fiscal periods beginning on or after January 1, 2019)*

●  Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*

●  IFRS 17: "Insurance Contracts" (effective for fiscal periods beginning on or after January 1, 2021)*

* These standards or amendments to standards are not as yet EU endorsed.

This is the first set of financial statements for which IFRS 15 and IFRS 9 have been applied. Changes to significant accounting policies, together with the impact of adoption, are described below:

IFRS 15:  Revenue from Contracts with Customers

The Company has adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking.  For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15.  The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). Accordingly, the comparatives have not been restated - i.e. they are presented, as previously reported, under IAS 18 and related interpretations.  The impact on transition to IFRS 15, was a reduction in retained earnings (net of tax) of €274.5M at April 1, 2018.

The impact of adopting IFRS 15 on the Company's interim balance sheet as at June 30, 2018 was an increase in the amount of deferred revenue of €249.9M, compared with the amount that would have been recognised under IAS 18 and related interpretations. The impact on the interim income statement and the interim statement of comprehensive income is to increase ancillary revenue in the quarter ended June 30, 2018 by €24.6M.

There is a nil net impact on the Company's interim statement of cash flows for the quarter ended June 30, 2018.

IFRS 9:  Financial Instruments

The Company has adopted IFRS 9 with effect from April 1, 2018.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. All of Ryanair's financial assets continue to be held at amortised cost. Accordingly, no transition adjustment to carrying values arose in the quarter ended June 30, 2018. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets and our hedge accounting provisions did not materially change as a result of adoption of IFRS 9 in the quarter ended June 30, 2018.

IFRS 16:  Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  Ryanair does not intend to early adopt IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2018 was 10.5% (June 30, 2017: 10.5%).  The tax charge for the quarter ended June 30, 2018 of €36.2M (June 30, 2017: €46.6M) comprises a current tax charge of €34.1M and a deferred tax charge of €2.1M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €2.5M (June 30, 2017: €1.5M) is the fair value of various share options granted in current and prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At June 30, 2018 Ryanair had an operating fleet of 444 (2017: 397) Boeing 737 aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 168 aircraft (including 14 in the quarter) were delivered at June 30, 2018.

The Group also agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the year.  All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2018	2017
	€M	€'M
External revenues	2,078.9	1,910.3
Reportable segment profit after tax (excluding share of Associate losses)	318.5	397.1

	At Jun 30, 2018 €M	At Mar 31, 2018 €M
Reportable segment assets	12,794.0	12,361.8
Reportable segment liabilities	7,966.2	7,892.9

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Quarter Ended Jun 30, 2018 €M	Quarter Ended Jun 30, 2017 €M
Total adjusted profit for reportable segment	318.5	397.1
Other items of profit or loss
Share of Associate Losses	(9.3)	-
Profit for the year - IFRS	309.2	397.1

9.            Earnings per share
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2018	2017

Basic earnings per ordinary share (€)	0.2662	0.3266
Diluted earnings per ordinary share (€)	0.2637	0.3238
Weighted average number of ordinary shares (in M's) - basic	1,161.6	1,216.0
Weighted average number of ordinary shares (in M's) - diluted	1,172.5	1,226.4

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 10.9M (2017: 10.4M).

10.          Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the quarter ended June 30, 2018 amounted to €461.8M and primarily relates to aircraft pre delivery payments, 14 aircraft deliveries, spare engines, hangar construction costs and simulators.

11.          Investment in associate

In April 2018, the Company purchased an initial 24.9% stake in LaudaMotion and hopes to increase this holding to 75% in the coming weeks.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2017 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●  Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●  Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●  Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●  Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2018 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2018, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●  Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2018 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter ended June 30, 2018 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	78.7	78.7	2.6	2.6
- Jet fuel derivative contracts	7.1	7.1	-	-
	85.8	85.8	2.6	2.6
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	68.3	68.3	2.0	2.0
- Jet fuel derivative contracts	268.7	268.7	209.8	209.8
- Interest rate swaps	1.1	1.1	0.3	0.3
	338.1	338.1	212.1	212.1
Trade receivables*	37.0		57.6
Cash and cash equivalents*	1,354.4		1,515.0
Financial asset: cash > 3 months*	2,246.1		2,130.5
Restricted cash*	34.6		34.6
Other assets*	0.1		0.3
	4,010.3	338.1	3,950.1	212.1
Total financial assets	4,096.1	423.9	3,952.7	214.7

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	113.6	113.6	409.5	409.5
- Interest rate swaps	2.1	2.1	6.0	6.0
	115.7	115.7	415.5	415.5
Long-term debt	1,021.7	1,039.5	1,088.2	1,107.2
Bonds	2,440.8	2,508.2	2,440.2	2,519.2
	3,578.2	3,663.4	3,943.9	4,041.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	24.6	24.6	189.5	189.5
- Interest rate swaps	0.5	0.5	1.0	1.0
	25.1	25.1	190.5	190.5
Long-term debt	432.0	432.0	434.6	434.6
Trade payables*	344.1		249.6
Accrued expenses*	427.3		445.5
	1,228.5	457.1	1,320.2	625.1
Total financial liabilities	4,806.7	4,120.5	5,264.1	4,667.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.          Shareholder returns

In the quarter ended June 30, 2018 the Company bought back 16.6M ordinary shares at a total cost of €265M.  This buy-back was equivalent to approximately 1.4% of the Company's issued share capital at March 31, 2018.  All of these repurchased ordinary shares were cancelled.

In FY18 the Company bought back 46.7M shares at a total cost of €829M.  This buy-back was equivalent to approximately 3.8% of the Company's issued share capital at March 31, 2017.  All of these repurchased ordinary shares were cancelled at March 31, 2018.

As a result of the share buybacks in the quarter ended June 30, 2018, share capital decreased by 16.6M ordinary shares (46.7M ordinary shares in the year ended March 31, 2018) with a nominal value of €0.1M (€0.3M in the year ended March 31, 2018) and the other undenominated capital reserve increased by a corresponding €0.1M (€0.3M in the year ended March 31, 2018). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company has related party relationships with its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2018 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2017 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

Between July 1, 2018 and July 19, 2018, the Company had bought back 3.5M ordinary shares at a total cost of €54.9M under its €750M share buyback which commenced in February 2018.  This was equivalent to 0.3% of the Company's issued share capital at June 30, 2018.  All ordinary shares repurchased are cancelled.

On July 12, 2018 the European Commission approved Ryanair's proposed acquisition of a further 50.1% interest in LaudaMotion, clearing the way for Ryanair to increase its holding to 75%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 July, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary